UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
CRAY INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
OPTIONS TO PURCHASE COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
225223304
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Kenneth W. Johnson
Senior Vice President, General Counsel
and Corporate Secretary
Cray Inc.
411 First Avenue South, Suite 600☐
Seattle, Washington 98104
(206) 701-2000
(Name, Address and Telephone Numbers of Person Authorized☐
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
L. John Stevenson, Jr.
Stoel Rives LLP
One Union Square, 36th Floor
Seattle, WA 98101
(206) 624-0900
Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$764,824	$39.30

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,137,485 shares of Common Stock, $0.01 par value, of Cray Inc. will be purchased pursuant to this offer for an aggregate of $764,824 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 6 for fiscal 2008, equals $39.30 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
The information set forth under Section I (“Summary of Terms”) in the “Offer to Purchase For Cash Stock Options Under Cray Inc. Stock Option Plans” (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address. The name of the issuer is Cray Inc., a Washington corporation (the “Company” or “Cray”). The address of the Company’s principal executive offices is 411 First Avenue South, Suite 600, Seattle, Washington 98104 through February 28, 2009, and 901 Fifth Avenue, Suite 1000, Seattle, WA 98164 commencing March 1, 2009. The Company’s telephone number is (206) 701-2000.
(b) Securities. The information set forth under Section I (“Summary of Terms”) and Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.
(c) Trading Market and Price. The information set forth in the Offer to Purchase under Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Schedule B (“Information Concerning Our Directors and Executive Officers”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms. The information set forth under Item 2(b) above and in the Offer to Purchase under Section I (“Summary of Terms”), Section II (“Risks Of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Cash Payment for Eligible Options”), Section III.3 (“Purpose”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights”), Section III.6 (“Acceptance of and Payment for Eligible Options”), Section III.7 (“Extension of Offer; Termination; Amendment; Subsequent Offering Period”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.
(b) Purchases. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
(c) Plans. The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.
(b) Conditions. The information set forth in the Offer to Purchase under Section III.9 (“Conditions to Completion of the Offer”) is incorporated herein by reference.
(d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule B (“Information Concerning Our Directors and Executive Officers”) is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.
(a) Financial Information. Not applicable.
(b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Other Material Information. Not applicable.
Item 12. Exhibits.

(a)(1)	Offer to Purchase For Cash Stock Options Under Cray Inc. Stock Option Plans, dated February 20, 2009.

(a)(2)	Form of Introductory Letter (which may be sent by email).

(a)(3)	Form of Letter of Transmittal.

(a)(4)	Form of Election Withdrawal Notice.

(a)(5)	Form of Reminder Notice of Expiration of Offer (which may be sent by email).

(a)(6)	Slide Show regarding the Offer to Purchase.

(a)(7)	Form of notice to Eligible Holders regarding the Slide Show Presentation (which may be sent by email).

(a)(8)	[Reserved]

(a)(9)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 11, 2008 (incorporated herein by reference).

(a)(10)	The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 31, 2008 (incorporated herein by reference).

(a)(11)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 10, 2008 (incorporated herein by reference).

(a)(12)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2008 (incorporated herein by reference).

(a)(13)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2008 (incorporated herein by reference).

(a)(14)	The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on February 15, 2008 (incorporated herein by reference).

(a)(15)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 7, 2008 (incorporated herein by reference).

(a)(16)	The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on April 30, 2008 (incorporated herein by reference).

(a)(17)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2008 (incorporated herein by reference).

(a)(18)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2008 (incorporated herein by reference).

(a)(19)	The Company’s Current Report on Form 8-K filed (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) with the Securities and Exchange Commission on August 1, 2008 (incorporated herein by reference).

(a)(20)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2008 (incorporated herein by reference).

(a)(21)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2008 (incorporated herein by reference).

(a)(22)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2008 (incorporated herein by reference).

(a)(23)	The Company’s Current Report on Form 8-K filed (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) with the Securities and Exchange Commission on November 4, 2008 (incorporated herein by reference).

(a)(24)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2008 (incorporated herein by reference).

(a)(25)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2008 (incorporated herein by reference).

(a)(26)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2008 (incorporated herein by reference).

(a)(27)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2008 (incorporated herein by reference).

(a)(28)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2009 (incorporated herein by reference).

(a)(29)	The Company’s Current Report on Form 8-K filed (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) with the Securities and Exchange Commission on February 11, 2009 (incorporated herein by reference).

(a)(30)	A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A (File No. 1-31357), as filed on March 28, 2000, under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	1999 Stock Option Plan (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-57970) originally filed with the Securities and Exchange Commission on March 30, 2001).

(d)(2)	2000 Non-Executive Employee Stock Option Plan (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-57970) originally filed with the Securities and Exchange Commission on March 30, 2001).

(d)(3)	2003 Stock Option Plan (incorporated herein by reference from the Company’s definitive proxy statement for the 2003 Annual Meeting filed with the Securities and Exchange Commission on March 31, 2003).

(d)(4)	2004 Long-Term Equity Compensation Plan (incorporated herein by reference from the Company’s definitive proxy statement for the 2004 Annual Meeting filed with the Securities and Exchange Commission on March 24, 2004).

(d)(5)	2006 Long-Term Equity Compensation Plan (incorporated herein by reference from the Company’s definitive proxy statement for the 2006 Annual Meeting filed with the Securities and Exchange Commission on April 28, 2006).

(d)(6)	Form of Officer Non-Qualified Stock Option Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005).

(d)(7)	Form of Officer Incentive Stock Option Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005).

(d)(8)	Form of Director Stock Option Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005).

(d)(9)	Form of Director Stock Option Agreement, immediate vesting (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005).

(g)	Not Applicable.

(h)	Not Applicable.
Item 13. Information Required by Schedule 13E-3.
Not Applicable.
SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 20, 2009

CRAY INC.
By:	/s/ Kenneth W. Johnson
Kenneth W. Johnson
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

(a)(1)	Offer to Purchase For Cash Stock Options Under Cray Inc. Stock Option Plans, dated February 20, 2009.

(a)(2)	Form of Introductory Letter (which may be sent by email).

(a)(3)	Letter of Transmittal.

(a)(4)	Form of Election Withdrawal Notice.

(a)(5)	Form of Reminder Notice of Expiration of Offer (which may be sent by email).

(a)(6)	Slide Show regarding the Offer to Purchase.

(a)(7)	Form of notice to Eligible Holders regarding the Slide Show Presentation (which may be sent by email).

(a)(8)	[Reserved]

(a)(9)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 11, 2008 (incorporated herein by reference).

(a)(10)	The Company’s Definitive Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on March 31, 2008 (incorporated herein by reference).

(a)(11)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 10, 2008 (incorporated herein by reference).

(a)(12)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2008 (incorporated herein by reference).

(a)(13)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 1, 2008 (incorporated herein by reference).

(a)(14)	The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on February 15, 2008 (incorporated herein by reference).

(a)(15)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 7, 2008 (incorporated herein by reference).

(a)(16)	The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) filed with the Securities and Exchange Commission on April 30, 2008 (incorporated herein by reference).

(a)(17)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2008 (incorporated herein by reference).

(a)(18)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2008 (incorporated herein by reference).

(a)(19)	The Company’s Current Report on Form 8-K filed (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) with the Securities and Exchange Commission on August 1, 2008 (incorporated herein by reference).

(a)(20)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2008 (incorporated herein by reference).

(a)(21)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2008 (incorporated herein by reference).

(a)(22)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2008 (incorporated herein by reference).

(a)(23)	The Company’s Current Report on Form 8-K filed (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) with the Securities and Exchange Commission on November 4, 2008 (incorporated herein by reference).

(a)(24)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2008 (incorporated herein by reference).

(a)(25)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2008 (incorporated herein by reference).

(a)(26)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2008 (incorporated herein by reference).

(a)(27)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2008 (incorporated herein by reference).

(a)(28)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2009 (incorporated herein by reference).

(a)(29)	The Company’s Current Report on Form 8-K filed (other than information and exhibits “furnished” to and not “filed” with the Securities and Exchange Commission in accordance with SEC rules and regulations) with the Securities and Exchange Commission on February 11, 2009 (incorporated herein by reference).

(a)(30)	A description of the Company’s Common Stock contained in the Registration Statement filed with the Securities and Exchange Commission on Form 8-A (File No. 1-31357), as filed on March 28, 2000, under Section 12(b) of the Exchange Act, together with any amendments or reports filed for the purposes of updating such description (incorporated herein by reference).

(b)	Not applicable.

(d)(1)	1999 Stock Option Plan (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-57970) originally filed with the Securities and Exchange Commission on March 30, 2001).

(d)(2)	2000 Non-Executive Employee Stock Option Plan (incorporated herein by reference from the Registration Statement on Form S-8 (File No. 333-57970) originally filed with the Securities and Exchange Commission on March 30, 2001).

(d)(3)	2003 Stock Option Plan (incorporated herein by reference from the Company’s definitive proxy statement for the 2003 Annual Meeting filed with the Securities and Exchange Commission on March 31, 2003).

(d)(4)	2004 Long-Term Equity Compensation Plan (incorporated herein by reference from the Company’s definitive proxy statement for the 2004 Annual Meeting filed with the Securities and Exchange Commission on March 24, 2004).

(d)(5)	2006 Long-Term Equity Compensation Plan (incorporated herein by reference from the Company’s definitive proxy statement for the 2006 Annual Meeting filed with the Securities and Exchange Commission on April 28, 2006).

(d)(6)	Form of Officer Non-Qualified Stock Option Agreement (incorporated by reference to the Company’s Annual Report on
Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005).

(d)(7)	Form of Officer Incentive Stock Option Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005).

(d)(8)	Form of Director Stock Option Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005).

(d)(9)	Form of Director Stock Option Agreement, immediate vesting (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 1, 2005).

(g)	Not Applicable.

(h)	Not Applicable.